Exhibit 4.38
PRIDE INTERNATIONAL, INC.
1993 DIRECTORS’ STOCK OPTION PLAN
Seventh Amendment
WHEREAS, the board of directors (the “Board”) of Pride International, Inc., a Delaware corporation (“Pride”), adopted on February 16, 1993 the Pride International, Inc. 1993 Directors’ Stock Option Plan effective on February 22, 1993;
WHEREAS, the Board subsequently adopted the First Amendment to the Plan effective May 22, 1997, the Second Amendment to the Plan effective December 4, 1997, the Third Amendment to the Plan effective February 26, 1998, the Fourth Amendment to the Plan effective August 21, 2001, the Fifth Amendment to the Plan effective December 19, 2001, and the Sixth Amendment to the Plan effective May 12, 2005;
WHEREAS, the stockholders of Pride will be asked to approve and adopt at the Special Meeting of Stockholders on May 31, 2011 the “Agreement and Plan of Merger,” dated as of February 6, 2011 and as amended on March 1, 2011, as it may be amended from time to time (the “Merger Agreement”), by and among Ensco plc (the “Company”), ENSCO International Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Ensco, ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of the Company (the “Merger Sub”), and Pride, pursuant to which the Merger Sub will merge with and into Pride (the “2011 Merger”), with Pride surviving the 2011 Merger as a wholly owned subsidiary of the Company;
WHEREAS, pursuant to the Merger Agreement, each outstanding share of common stock of Pride (other than shares held by certain shareholders as described in the Merger Agreement) at the effective time of the 2011 Merger, as defined in Section 1.1 of the Merger Agreement (the “Effective Time”), will be converted into the right to receive $15.60 in cash and 0.4778 American Depositary Shares (“ADSs”), each whole ADS representing one Class A ordinary share of the Company;
WHEREAS, as of the Effective Time, each outstanding option to purchase shares of Pride common stock granted under the Plan that is outstanding and unexercised immediately prior to the Effective Time will be assumed by the Company and converted into an option to purchase, on the same terms and conditions as applied to each such option immediately prior to the Effective Time, ADSs, and each such option will continue to have the same terms and conditions as applied to each such option immediately prior to the Effective Time, except that (a) as of the Effective Time, the option as so assumed and converted will be fully vested and exercisable for that number of whole ADSs equal to the product of (x) the number of shares of Pride common stock that were purchasable under the option immediately prior to the Effective Time and (y) the equity compensation exchange ratio (as defined below) and rounded down to the nearest whole ADS, (b) the per share exercise price under such assumed option shall be adjusted by dividing the per share exercise price under such Pride stock option immediately prior to the Effective Time by the equity compensation exchange ratio (which is the sum of (i) 0.4778 and (ii) the quotient obtained by dividing $15.60 by the average of the closing prices of an ADS for the five consecutive trading days ending three trading days prior to the closing date of the 2011 Merger, as defined in Section 1.2 of the Merger Agreement, rounded to the nearest ten thousandth) and rounding up to the nearest whole cent, (c) the exercise price and/or number of ADSs that may be purchased under the assumed option will be further adjusted to the extent required for the assumed option to remain compliant with, or exempt from, the requirements of section 409A of the Internal Revenue Code of 1986, as amended, and (d) the permissible methods of payment of the option purchase price and withholding taxes provisions under the assumed option will be amended to comply with the U.K. Companies Act 2006; and
WHEREAS, the Board approved this Amendment to the Plan during its meeting held on May 19, 2011, to become effective as of, and only as of, the Effective Time, to reflect the provisions of the Merger Agreement and the effect of the 2011 Merger on the Plan;
NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the Plan is amended as of the Effective Time as follows:
1)	Article I is amended to add Section 1.4 as follows:

1.4 The Plan was assumed and adopted by Ensco plc, a public limited company incorporated under the laws of England and Wales, as of the effective time of the merger between the Company and Ensco plc (the “Effective Time”). All subsequent references in this Plan to Company shall be to Ensco plc or any successor thereto, unless the context otherwise requires, and all provisions of this Plan shall be consistently interpreted and applied. Similarly, all subsequent references to the Board of Directors shall be to the Board of Directors of Ensco plc and all subsequent references to Directors shall be to members of the Board of Directors of Ensco plc, unless the context otherwise requires, and all provisions of this Plan shall be consistently interpreted and applied.
2)	Section 2.1 is amended to add the following sentence at the end of the section:

All subsequent references in this Plan to Shares shall be read and considered to be references to American depositary shares (“ADSs’”) which represent Class A ordinary shares in the Company, nominal value US$0.10 per share, and evidenced by an American depositary receipt, unless the context otherwise requires; all references to stock, securities and/or shares of Pride International, Inc. shall be read and considered to be references to or to include ADSs, as applicable; and all references (specific or otherwise) to “shareholders of the Company” shall be read and considered to be references to holders of ADSs, unless the context otherwise requires, and all provisions of this Plan shall be consistently interpreted and applied.
3)	Section 2.2 is amended in its entirety to read as follows:

ADSs used to satisfy the exercise of Options that are assumed by the Company in connection with the merger between Pride International, Inc. and the Company may be authorized but unissued ADSs or, if the Committee so determines, any ADSs held in reserve by a Subsidiary.
4)	Section 3.1 is amended in its entirety to read as follows:

Responsibility and authority to administer and interpret the provisions of the Plan shall be conferred upon the Committee which, as of the Effective Time, shall consist of the Nominating, Governance and Compensation Committee of the Company’s Board of Directors, or such other Committee as may be appointed by the Board of Directors from time to time, which shall be comprised solely of two or more persons who are Disinterested Directors, as defined in the Ensco International Incorporated 2005 Long-Term Incentive Plan (As Revised and Restated on December 22, 2009 and As Assumed by the Company as of December 23, 2009), as amended from time to time. The Board of Directors shall assume any or all of the powers and responsibilities prescribed for the Committee with respect to Options held by Directors, and to that extent, the term “Committee” as used herein shall also be applicable to the Board (except as used in Section 3.5 below). The authority exercised by the Committee in connection with the Plan is subject to any applicable provisions of the Act.
5)	Section 3.3 is amended to add the following sentences at the end of the section:

The preceding sentence applies to the fullest extent permitted by applicable law. Nothing herein shall exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company. Moreover, the Company does not make any indemnity in respect of:
A.	any claim brought against a director of the Company or of any Associated Company (for purposes of this Section 3.3 only, a “Director”) brought by the Company or an Associated Company for negligence, default, breach of duty or breach of trust;

B.	any liability of a Director to pay: (1) a fine imposed in criminal proceedings; or (2) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising);

C.	any liability incurred by a Director: (1) in defending any criminal proceedings in which he or she is convicted; (2) in defending any civil proceedings brought by the Company or an Associated Company in which judgment is given against him or her; or (3) in connection with any application under Section 661(3) or (4) of the Act or Section 1157 of the Act in which the court refuses to grant the Director relief.

6)	For purposes of this Section 3.3, “company” means a company formed and registered under the Act, references to a conviction, judgment or refusal of relief are to the final decision in the relevant proceedings which shall be determined in accordance with Section 234(5) of the Act and references to an “Associated Company” are to an associated company of the Company within the meaning of the Act.
7)	Section 5.3 is amended in its entirety to read as follows:
     5.3 Upon the exercise of an Option granted hereunder, the Company shall cause the purchased ADSs to be issued only when it shall have received the aggregate purchase price (the “Exercise Price”) which may be paid (i) in cash or by check payable and acceptable to the Company or its designee, (ii) subject to the approval of the Committee, by authorizing the Company or its designee to withhold from the ADSs to be issued upon any exercise of an Option, a number of ADSs having an aggregate Fair Market Value on the date of exercise that is not greater than the aggregate Exercise Price for the ADSs with respect to which the Option is being exercised and by paying any remaining amount of the Exercise Price as provided in (i), or (iii) by way of a cashless exercise pursuant to which the optionee instructs the Company’s designee to sell some or all of the ADSs subject to the exercised portion of the Option and deliver promptly to the Company the amount of the sale proceeds sufficient to pay the Exercise Price. Payment instruments will be received subject to collection. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section and provided that such rules and procedures are subject to applicable law.
8)	Article XII is amended to add Section 12.4 as follows:

Any Options over ADSs in the Company shall terminate and lapse on the completion of a change in control, provided that any new or assumed options granted with respect to such Options shall not terminate or lapse by reason of the completion of any such event.
9)	Article XVI is amended in its entirety to read as follows:
     XVI. WITHHOLDING TAXES
     To the extent that an optionee is subject to withholding of federal, state, or local income taxes and/or other taxes or social insurance contributions in connection with an Option (the “Tax-Related Items”), the optionee shall, at such time as the value of any ADSs or other amounts received pursuant to an Option first becomes includable in the gross income of such optionee for such Tax-Related Items or the time that a withholding obligation arises for the Company with respect to the Option, as applicable, pay to the Company or its designee, or make arrangements satisfactory to the Committee or its designee regarding payment of, any and all such Tax-Related Items required to be withheld with respect to such income. Without limitation to the above, the Company or its designee may procure the satisfaction of any withholding obligation of the Company, in whole or in part, by (i) a portion of the proceeds of a “cashless exercise” arranged by the Company’s designee, (ii) authorizing the Company’s designee to sell a number of ADSs with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the statutory prescribed amount of the withholding due or other applicable withholding amount as determined by the Company, (iii) paying to the Company the amount of Tax-Related Items in cash, check or other cash equivalent, (iv) having the Company withhold from any cash compensation payable to the optionee, and/or (v) if approved by the Committee, authorizing the Company or its designee to withhold from ADSs to be issued pursuant to any exercise of an Option, a number of ADSs with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the statutory prescribed amount of the withholding due or other applicable withholding amount. The optionee may elect in advance of the exercise of the Option to have any withholding obligation satisfied by one of the withholding methods set forth above, subject to approval by the Committee and compliance with applicable law. If the withholding obligation is satisfied by withholding a number of ADSs as described in (v) above, for tax purposes, the optionee will be deemed to have been issued the full number of ADSs subject to the exercised portion of the Option, notwithstanding that a number of the ADSs are held back solely for the purpose of paying the taxes due as a result of participation in the Plan. The Company may refuse to honor the exercise of an Option and may refuse to issue or deliver the ADSs or the proceeds of the sale of ADSs if the optionee fails to comply with the obligations in connection with Tax-Related Items.
10)	Article XX is amended in its entirety to read as follows:
     XX. GOVERNING LAW
     AS OF THE EFFECTIVE TIME, THE PLAN AND ANY AND ALL OPTION AGREEMENTS EXECUTED IN CONNECTION WITH OPTIONS GRANTED UNDER THE PLAN SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF ENGLAND AND WALES, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.
11)	The third sentence of Article XIX is amended in its entirety to read as follows:

An Option may not be granted while the Plan is suspended or after it is terminated (other than Options that are assumed by the Company in connection with the merger between Pride International, Inc. and the Company).
12)	Article XIX is further amended to add the following sentence at the end of the section:

No rights shall continue under the Plan after the exercise or expiration date of the last outstanding Option.
13)	Article XXIII is amended by adding the following new definition (with Section reference not based on alphabetical order):

23.9	“Act” shall mean the U.K. Companies Act 2006.
14)	Section 23.2 is amended in its entirety to read as follows:

“Cause” shall mean (a) the willful commission by a Director of a criminal or other act that causes or will probably cause substantial economic damage to the Company or a Subsidiary or substantial injury to the business reputation of the Company or a Subsidiary or (b) the commission by a Director of an act of fraud in performance of his duties on behalf of the Company or a Subsidiary or (c) the commission of any other act defined as such in the Company’s Articles of Association, as amended, or in other constitutional documentation or under applicable law. For purposes of the Plan, no act, or failure to act, on the Director’s part shall be considered “willful” unless done or omitted to be done by the Director not in good faith or without reasonable belief that the Director’s act or omission was in the best interest of the Company or a Subsidiary.
15)	Section 23.7 is amended in its entirety to read as follows:
     23.7 “Subsidiary” shall mean any corporation or legal entity as to which more than fifty percent (50%) of the outstanding voting shares, ADSs or interests shall now or hereafter be owned or controlled, directly by a person, any Subsidiary of such person, or any Subsidiary of such Subsidiary.

PRIDE INTERNATIONAL, INC.
By:	/s/ Brady K. Long
Brady K. Long Vice President, General Counsel & Secretary

ATTEST:
/s/ Elizabeth Wright
Name:	Elizabeth Wright
Title:	Assistant Secretary